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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

First Solar, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
CUSIP No. 336433107
(CUSIP Number)
December 31, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	336433107

1	NAMES OF REPORTING PERSONS: The Estate of John T. Walton

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	5	SOLE VOTING POWER:

NUMBER OF		26,785,345**

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0**

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		26,785,345**

WITH:	8	SHARED DISPOSITIVE POWER:

0**

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

26,785,345**

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

37.02%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
**For additional information, see Schedule A

Page 2 of 10 pages

CUSIP No.	336433107

1	NAMES OF REPORTING PERSONS: S. Robson Walton

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	5	SOLE VOTING POWER:

NUMBER OF		0**

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		38,887,347**

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0**

WITH:	8	SHARED DISPOSITIVE POWER:

38,887,347**

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

38,887,347**

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

53.74%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
**For additional information, see Schedule A

Page 3 of 10 pages

CUSIP No.	336433107

1	NAMES OF REPORTING PERSONS: Alice L. Walton

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	5	SOLE VOTING POWER:

NUMBER OF		0**

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		38,887,347**

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0**

WITH:	8	SHARED DISPOSITIVE POWER:

38,887,347**

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

38,887,347**

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

53.74%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
**For additional information, see Schedule A

Page 4 of 10 pages

CUSIP No.	336433107

1	NAMES OF REPORTING PERSONS: Jim C. Walton

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	5	SOLE VOTING POWER:

NUMBER OF		0**

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		38,887,347**

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0**

WITH:	8	SHARED DISPOSITIVE POWER:

38,887,347**

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

38,887,347**

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

53.74%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
**For additional information, see Schedule A

Page 5 of 10 pages

CUSIP No. 336433107
Item 1.
(a)	Name of Issuer

First Solar, Inc.

(b)	Address of Issuer’s Principal Executive Offices

4050 East Cotton Center Blvd., Building 6, Suite 68

Phoenix, Arizona 85040
Item 2.
(a)	Name of Person Filing

The Estate of John T. Walton

S. Robson Walton

Jim C. Walton

Alice L. Walton

(b)	Address of Principal Business Office or, if none, Residence

The principal business office of each person named in Item 2(a) above is P.O. Box 1860, Bentonville, Arkansas 72712

(c)	Citizenship

Each person filing this Schedule 13G is a citizen of the United States

(d)	Title of Class of Securities

Common Stock

(e)	CUSIP Number

336433107
Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Page 6 of 10 pages

Not applicable.
Item 4. Ownership.
     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
     (a) Amount beneficially owned: ___.
     See Schedule A hereto.
     (b) Percent of class: ___.
     See Schedule A hereto.
     (c) Number of shares as to which the person has: ___.
(i)	Sole power to vote or to direct the vote ___.

See Schedule A hereto.

(ii)	Shared power to vote or to direct the vote ___.

See Schedule A hereto.

(iii)	Sole power to dispose or to direct the disposition of ___.

See Schedule A hereto.

(iv)	Shared power to dispose or to direct the disposition of ___.

See Schedule A hereto.
Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).
Item 5. Ownership of Five Percent or Less of a Class
     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.
Instruction: Dissolution of a group requires a response to this item.
     Not applicable.
Item 6. Ownership of More than Five Percent on Behalf of Another Person.
     If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.
     Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
     If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.
     Not applicable.

Page 7 of 10 pages

Item 8. Identification and Classification of Members of the Group
     If a group has filed this schedule pursuant to §240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to §240.13d-1(c) or §240.13d-1(d), attach an exhibit stating the identity of each member of the group.
     The identity of each member of the group is disclosed on the cover pages attached hereto.
Item 9. Notice of Dissolution of Group
     Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.
     Not applicable.
Item 10. Certification
     (a) The following certification shall be included if the statement is filed pursuant to §240.13d-1(b):
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
Not applicable.
     (b) The following certification shall be included if the statement is filed pursuant to §240.13d-1(c):
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
Not applicable.
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: April 9, 2007

/s/ S. Robson Walton

S. Robson Walton, in his capacity
as co-personal representative of the
Estate of John T. Walton and as a
member of JCL Holdings, LLC.

/s/ Jim C. Walton

Jim C. Walton, in his capacity as
co-personal representative of the
Estate of John T. Walton and as a
member of JCL Holdings, LLC.

Page 8 of 10 pages

/s/ Alice C. Walton

Alice C. Walton, in her capacity as
co-personal representative of the
Estate of John T. Walton and as a
member of JCL Holdings, LLC.

Page 9 of 10 pages

Schedule A

	Aggregate
	Number of
	Shares of		Number of Shares of Common Stock as to Which
	Common	Percentage	Reporting Person has
	Stock	Outstanding	Sole	Sole	Shared	Shared
	Beneficially	Common	Power to	Power to	Power to	Power to
Reporting Person	Owned	Stock	Dispose	Vote	Dispose	Dispose
S. Robson Walton (1)	38,887,347	53.74%	0	0	38,887,347	38,887,347
Jim C. Walton (2)	38,887,347	53.74%	0	0	38,887,347	38,887,347
Alice L. Walton (3)	38,887,347	53.74%	0	0	38,887,347	38,887,347
Estate of John T. Walton (4)	26,785,345	37.02%	26,785,345	26,785,345	0	0
(1)	The number and percentage of shares of common stock shown in the table as beneficially owned by S. Robson Walton represent (a) 12,102,002 shares held by JCL Holdings, LLC, as to which S. Robson Walton, as a managing member thereof, shares voting and dispositive power with Jim C. Walton and Alice L. Walton, individually as managing members and (b) 26,785,345 shares held by the Estate of John T. Walton, as to which S. Robson Walton, Jim C. Walton and Alice L. Walton, as co-personal representatives, share dispositive and voting power (such shares are also shown by the Estate of John T. Walton as having sole voting and dispositive power). The shares held by JCL Holdings, LLC and the Estate of John T. Walton are for the benefit of John T. Walton’s wife and his descendants and for that reason, S. Robson Walton disclaims beneficial ownership of the shares listed in (a) and (b) above.

(2)	The number and percentage of shares of common stock shown in the table as beneficially owned by Jim C. Walton represent (a) 12,102,002 shares held by JCL Holdings, LLC, as to which Jim C. Walton, as a managing member thereof, shares voting and dispositive power with S. Robson Walton and Alice L. Walton, individually as managing members and (b) 26,785,345 shares held by the Estate of John T. Walton, as to which S. Robson Walton, Jim C. Walton and Alice L. Walton, as co-personal representatives, share dispositive and voting power (such shares are also shown by the Estate of John T. Walton as having sole voting and dispositive power). The shares held by JCL Holdings, LLC and the Estate of John T. Walton are for the benefit of John T. Walton’s wife and his descendants and for that reason, Jim C. Walton disclaims beneficial ownership of the shares listed in (a) and (b) above.

(3)	The number and percentage of shares of common stock shown in the table as beneficially owned by Alice L. Walton represent (a) 12,102,002 shares held by JCL Holdings, LLC, as to which Alice L. Walton, as a managing member thereof, shares voting and dispositive power with S. Robson Walton and Jim C. Walton, individually as managing members and (b) 26,785,345 shares held by the Estate of John T. Walton, as to which S. Robson Walton, Jim C. Walton and Alice L. Walton, as co-personal representatives, share dispositive and voting power (such shares are also shown by the Estate of John T. Walton as having sole voting and dispositive power). The shares held by JCL Holdings, LLC and the Estate of John T. Walton are for the benefit of John T. Walton’s wife and his descendants and for that reason, Alice L. Walton disclaims beneficial ownership of the shares listed in (a) and (b) above.

(4)	The number and percentage of shares of common stock shown in the table as beneficially owned by the Estate of John T. Walton represent 26,785,345 shares held directly by the Estate of John T. Walton, as to which S. Robson Walton, Jim C. Walton and Alice L. Walton, as co-personal representatives of the Estate of John T. Walton, share voting and dispositive power. The shares held by the Estate of John T. Walton are held for the benefit of John T. Walton’s wife and his descendants and for that reason, S. Robson Walton, Jim C. Walton and Alice L. Walton disclaim beneficial ownership of such shares.

Page 10 of 10 pages